Dominic J. Caruso Chief Financial Officer Executive Vice President	One Johnson & Johnson Plaza New Brunswick, NJ 08933

May 25, 2016

Via EDGAR
Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:     Johnson & Johnson
Form 10-K for the Fiscal Year Ended January 3, 2016
Filed February 24, 2016
File No. 001-3215

Dear Ms. Blye:

Johnson & Johnson (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 12, 2016, with respect to the Company’s Form 10-K filed with the Commission on February 24, 2016 for the fiscal year ended January 3, 2016 (the “Form 10-K”) (SEC File No. 001-03215).

Set forth below is the heading and text of each comment followed by our response:

1.
We are aware of recent publicly available information which reports that your Dubai office controls your supply chain operations for countries including Syria. We also are aware of a February 2016 OFAC Enforcement Information stating that in 2010 Johnson & Johnson Middle East Inc. exported consumer hygiene products to Sudan. Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not provide disclosure about these countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

The Company and its affiliates (collectively, “J&J”) are organized into three business segments: Consumer, Pharmaceutical, and Medical Devices. The Consumer segment includes a broad range of products used in the baby care, oral care, skin care, over-the-counter pharmaceutical, women’s health, and wound care markets. The Pharmaceutical segment is focused on five therapeutic areas: immunology; infectious diseases and vaccines; neuroscience; oncology; and cardiovascular and metabolic diseases. The Medical Devices segment includes a broad range of products used in the orthopedic, surgery, cardiovascular, diabetes care, and vision care fields.

Each of these business segments has sold products to Syria and/or Sudan primarily for humanitarian purposes and through distributors. The distributors are not controlled by or agents of J&J-- they take title and risk of ownership of product.

To the extent sales to Syria or Sudan trigger US jurisdiction and as required, J&J routinely obtains licenses from the US Department of Commerce’s Bureau of Industry and Security (“BIS”) and/or the US Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), as applicable.

An overview of each business segment’s business with Syria and Sudan is provided below.

Consumer

Syria
While J&J sold consumer products to a Syrian distributor in recent years, it ceased these sales at the end of 2015. J&J does not currently have any specific plans to recommence sales of consumer products to Syria.

Sudan
J&J does not and has not sold consumer products to Sudan in recent years and has no specific plans to do so in the future.

Pharmaceutical

Your letter notes that J&J’s "Dubai office" controls supply chain operations for countries including Syria. As of January 2016, Johnson & Johnson Middle East FZ LLC in Dubai manages sales of pharmaceutical products to both Syria and Sudan. Previously such sales were directly transacted by subsidiaries of the Company based in Belgium, Ireland and Switzerland. Additional information on J&J’s sales of pharmaceutical products to Syria and Sudan is set out below.

Syria
J&J has sold pharmaceutical products to Syrian distributors and international health organizations for end-use at hospitals, clinics, and pharmacies in Syria. In addition, J&J sells pharmaceutical products to the General Foreign Trade Organization, an entity controlled by the Government of Syria, for distribution to government hospitals, clinics, and pharmacies in Syria. Since September 2010, J&J’s Belgian affiliate has maintained a scientific office in Syria to comply with regulatory, safety, and quality requirements provided for under local regulations.

Sudan
J&J sells pharmaceutical products to Sudan, generally through Sudanese distributors, for end-use at hospitals, clinics, and pharmacies in Sudan. In addition, J&J sells pharmaceutical products to Central Medical Supplies, an entity controlled by the Government of Sudan, for distribution to government hospitals, clinics, and pharmacies in Sudan.

Medical Devices

The Dubai branch of Johnson & Johnson (Middle East) Inc. manages sales of medical devices to both Syria and Sudan. Additional information on J&J’s sales of medical devices to Syria and Sudan is set out below.

Syria
J&J sells medical devices to Syria through distributors for end-use at hospitals and clinics in Syria.

Sudan
J&J sells medical devices to Sudan, generally through distributors, for end-use at hospitals, clinics, and pharmacies in Sudan.

2.
Please discuss the materiality of the contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

The Company believes that its contacts with, and revenue derived from, Sudan and Syria are immaterial and it does not consider those contacts to be a material investment risk for its security holders. In making this determination, the Company considered both quantitative and qualitative factors that it believes a reasonable investor would deem important in making an investment decision, including the potential impact upon a company's reputation and share value that may arise as a result of contacts with U.S.-designated state sponsors of terrorism.

Except for the scientific office maintained by J&J’s Belgian affiliate in Syria to comply with certain regulatory, safety, and quality requirements under local regulations and sales activities discussed in this letter, J&J does not have a presence, or conduct any activities, in Sudan or Syria. J&J has no material assets in either Sudan or Syria, including the scientific office maintained by J&J’s Belgian affiliate in Syria.

In aggregate, the value of J&J’s sales to Sudan and Syria since 2013 was approximately as follows:

Year	Value of Sudan Transactions (USD)	Value of Syria Transactions (USD)
2013	$3.3 million	$1.9 million
2014	$2.3 million	$3.1 million
2015	$3.3 million	$0.9 million
2016 (Q1)	$2.2 million	$0.08 million

In comparison, overall Company revenue for 2013, 2014, 2015 and (Q1) 2016 was approximately $71.3 billion, $74.3 billion, $70.1 billion and $ 17.5 billion, respectively. Accordingly, revenue resulting from product sales to these countries in 2013, 2014, 2015 and (Q1) 2016 (using the three-month year-to-date revenue), represented 0.007%, 0.007%, 0.006% and 0.01%, respectively, of that year's revenue.

The Company does not believe these activities to be qualitatively important to security holders, given that (i) J&J routinely obtains licenses from BIS and/or OFAC, as applicable, as required and to the extent sales to Syria or Sudan trigger US jurisdiction; (ii) these activities involve the sale of humanitarian products and products that promote human health and (iii) the amount of products sold and revenue received are small when compared to the Company’s overall revenue and operations.

Thus, from a qualitative and quantitative standpoint, the Company does not believe that its activities as described herein pose a material risk to investors, and a reasonable investor would not deem additional information about these activities important in making an investment decision.

The Company is committed to maintaining compliance with U.S. sanctions laws and regulations. Given the Company’s global reach, the Company strives to educate its foreign subsidiaries and personnel regarding U.S. legal requirements. The Company will continue to review and monitor its activities globally to ensure compliance with U.S. law.

As requested, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 732-524-1721 or the Company’s Corporate Controller, Ronald Kapusta, at 732-524-6567 with any questions or comments you may have.

Sincerely, /s/ Dominic J. Caruso Dominic J. Caruso Chief Financial Officer Executive Vice President

c: Ronald Kapusta